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SEC FILE NUMBER
000-22171

CUSIP NUMBER
500648100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
KOS PHARMACEUTICALS, INC.

Full Name of Registrant

Former Name if Applicable
1 CEDAR BROOK DRIVE

Address of Principal Executive Office (Street and Number)
CRANBURY, NJ 08512-3618

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As previously disclosed, the Southeast Regional Office of the Securities and Exchange Commission (the "SEC") sent Kos Pharmaceuticals, Inc. (the "Company") a letter dated July 25, 2006, requesting documents relating to the grant and exercise of options during the period from January 1, 1997 to the present. Before receiving the request from the SEC, the Company had already commenced an internal review of its historical stock option grant practices and related accounting treatment. That review is ongoing. Based on its review to date, the Company believes that certain stock option grants were accounted for using incorrect measurement dates. The Company believes that non-cash, stock-based compensation expenses related to the grants will be recorded. As a result, the Audit Committee of the Company’s Board of Directors concluded on August 7, 2006, that the Company's audited consolidated financial statements for its fiscal years ended December 31, 2005, 2004, 2003, 2002, and 2001 and its unaudited condensed consolidated financial statements for its fiscal quarter ended March 31, 2006 will need to be restated and should not be relied upon. The Company intends to file restated financial statements for these periods as soon as practicable pending completion of the Company’s internal review of its stock option grant practices and related accounting. As the review has not yet been concluded, the Company will delay the filing of its Form 10-Q for the quarter ended June 30, 2006. The Company plans to file its Form 10-Q for the quarter ended June 30, 2006, as soon as practicable upon completion of the Company's internal review of its stock option grant practices and related accounting, but does not currently expect that it will be filed on or before the fifth calendar day following the required filing date as prescribed by Rule 12b-25. Any subsequent findings arising out of the Company's internal review or the review being performed by the SEC may materially affect the Company’s results of operations.
This Form 12b-25 contains “forward-looking statements” under the Private Securities Litigation Reform Act of 1995 that reflect the Company's judgment and involve risks and uncertainties as of the date of this report. These forward looking statements, among others, include those related to the timing of the completion of the Company's internal review of its historical stock option grant practices and related accounting, the types of problems with the Company's historical stock option grant practices and accounting identified by the Company as a result of its internal review to date, the timing of the completion of the restatement of the Company's financial statements, the filing of reports on Forms 10-Q and 10-K, and the amount of the impact on the Company's financial statements of the Company's historical stock option grant practices and related accounting. Actual events or results may differ materially from the results predicted or from any other forward-looking statements made by, or on behalf of, the Company and should not be considered as an indication of future events or results. Potential risks and uncertainties include, among other things: the timing of completion of the Company’s internal review, restatement and filing of its amended historical financial statements, the possibility that accounting treatment for the Company's historical stock option grant practices and related accounting will be different than that currently anticipated by the Company, the possibility that the Company's internal investigation or any investigation conducted by the SEC may reveal issues that the Company does not currently realize exist, the possibility that the Company may not be able to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006 within the time frame prescribed by the SEC, the effect of any third party litigation arising out of the Company's investigation of its historical stock option grant practices and related accounting and the costs incurred by the Company in connection with such investigation and the SEC investigation, and the additional risks and important factors described in the Company's other reports filed with the SEC, which are available at the SEC's website at http://www.sec.gov. All of the statements in this report on Form 12b-25 are made as of August 9, 2006, and the Company undertakes no duty to update this information.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Andrew I. Koven	609	495-0530
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

The Company has not filed an amendment to its Current Report on Form 8-K filed with the SEC on April 1, 2004 to include financial statements relating to the Company's acquisition described in such report.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

KOS PHARMACEUTICALS, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 9, 2006	By	/s/ Andrew I. Koven

Name: Andrew I. Koven Title: Executive Vice President and General Counsel and Corporate Secretary